June 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	JAWS Hurricane Acquisition Corporation

Registration Statement on Form S-1

Filed February 25, 2021, as amended

File No. 333-253541

Dear Ms. Wirth:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Jaws Hurricane Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the Preliminary Prospectus dated June 8, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Director

J.P. MORGAN SECURITIES LLC.

By:	/s/ Peter Castoro
	Name:	Peter Castoro
	Title:	Vice President

As representatives of the several underwriters

[Signature Page to Underwriters Acceleration Request Letter]